United States securities and exchange commission logo





                             May 20, 2021

       Paul Pinkston
       Principal Financial Officer
       Pedevco Corp.
       575 N. Dairy Ashford, Suite 210
       Houston, Texas 77079

                                                        Re: Pedevco Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 23,
2021
                                                            File No. 001-35922

       Dear Mr. Pinkston:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Financial Statements
       Note 6 - Oil and Gas Properties, page 84

   1. We note that you filed a current report on February 1, 2021 to explain that you expected to recognize an impairment
charge in the fourth quarter of 2020, ranging from $73.6 million to $85.9 million, based
on 60% to 70% of the estimated discounted value of your reserves as of the end of the
preceding fiscal year, which you indicated was $122.7 million.
                                                        However, you have
reported an impairment charge of just $19.3 million for 2020.

                                                        Tell us how your view
of the need for impairment was established on the date of issuing the press release
mentioned above, and how your view evolved from that point until filing your report on March
23, 2021. Please describe all of the key underlying assumptions, and explain how they
changed during this period.
 Paul Pinkston
FirstName  LastNamePaul Pinkston
Pedevco Corp.
Comapany
May        NamePedevco Corp.
     20, 2021
May 20,
Page 2 2021 Page 2
FirstName LastName
2. Please submit for review the development plans that you had adopted for the proved reserves as of December 31, 2020, including the development projections and details concerning the availability of capital relative to your development plans, as provided to your auditor and referenced in the report on page 75, as well as the evidence demonstrating your financial backing and development success, as provided to your third party engineer and referenced in the report at Exhibit 99.1.

         Please clarify as appropriate how you have established a reasonable expectation that financing will be available to develop all of the proved reserves that you booked in 2018 by 2023, as required under Rule 4-10(a)(26) of Regulation S-X, considering the estimated future development costs of $141 million reported on page 97, budgeted capital expenditures for 2021 of $28.2 million reported on page 14, and the remaining $112.8 million in capital expenditures required during 2022 and 2023.

         Given the definition of reasonable certainty in Rule 4-10(a)(24) of Regulation S-X, tell us the probability that you would assign to the likelihood of obtaining the needed financing and proceeding with development as scheduled, and explain how you have considered your five-year cumulative average rate of development being about 2%, rather than 20%, in formulating your view. Tell us how your rationale for the current outlook differs from each of the past five years, why your current development plans would be more reliable than in the past, and describe any enhancements in your ability to adhere to the plans.
3. If you are able to support the requisite level of confidence, explain how you propose to clarify the disclosures on pages 70 and 96, which appear to emphasize uncertainty as to whether you will complete your development plans as scheduled, i.e. stating that you
         "may choose to delay or extend the drilling program and associated capital expenditures"
         if market conditions are not conducive, indicating that you plan to convert the remaining undeveloped reserves by 2025, rather than 2023, and the qualifier "...provided that we are able to obtain adequate funding and capital over the time period."

         If your proved undeveloped reserves do not fully meet the prescribed definitions refenced above, as well as Rule 4-10(a)(31) of Regulation S-X, please submit the revisions that would be necessary to conform with these requirements, and address the implications for impairment testing under FASB ASC 360-10-35-34 and FASB ASC
932-360-35.

         To the extent that you are able to support the continued disclosure of proved undeveloped reserves, you should also disclose the extent of these reserves that are scheduled for development in each of the next three years, along with the associated capital expenditures for each period. We believe that you would need to describe the reasons for any material deviations from your development plans in subsequent reports, and address the implications for impairment testing and reporting proved reserves.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Pinkston
Pedevco Corp.
May 20, 2021
Page 3

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNamePaul Pinkston                          Sincerely,
Comapany NamePedevco Corp.
                                                         Division of
Corporation Finance
May 20, 2021 Page 3                                      Office of Energy &
Transportation
FirstName LastName